Contact

www.linkedin.com/in/edhohmann
(LinkedIn)

Top Skills

Software Development
SaaS
SQL

Languages

English (Native or Bilingual)
German (Professional Working)

Ed Hohmann

CTO at Social Media Gateways

Las Vegas, Nevada, United States

Summary

Ed is an industry thought-leader in break-through technology development, and expert in growing successful global software development and product teams.

During Ed's successful career he received personal recognition from Prince Philip of England as the Founder of Advanced Computer Systems, Ltd., for providing high tech jobs attributed with providing a significant impact to the economic growth of the country.

He brings over 20 years of experience to Social Media Gateways (SMG) as the Chief Technology Officer of the company.

_____

Experience

Social Media Gateways, Inc.
CTO
January 2012 - Present (11 years 6 months)

PaySoko Systems, Inc:
CTO
September 2022 - Present (10 months)
United States

_____